FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ousley, James E.	2. Date of Event Requiring Statement Month/Day/Year January 28,2003	4. Issuer Name and Ticker or Trading Symbol Norstan, Inc. (NASDAQ: NRRD)
(Last) (First) (Middle) 131 Glenmont Rd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) River Falls, , WI 54022			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	1,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	(1)(1)	1/28/13	Common Stock	20,000	$3.22	D
Explanation of Responses: (1) This option vests 35% immediately, 35% on January 28, 2004 and the remaining on January 28, 2005.
By: /s/ John E. Nardecchia **Signature of Reporting Person	1/31/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

 Know All by These Presents, that I, James E. Ousley,
hereby make, constitute, and appoint Jerry P. Lehrman,
John E. Nardecchia and Robert J. Vold or any of them acting alone, with full power of substitution and revocation, my true and lawful attorney for me and in my name to prepare, execute and file with the Securities and Exchange Commission reports of my beneficial ownership of shares of common stock of Norstan, Inc., giving my said attorney full power and authority to do everything whatsoever necessary to be done in the premises as fully as I could do if personally present, and hereby ratify and confirm all that my said attorney or his substitute or substitutes shall lawfully do or cause to be done by virtue hereof.

  IN WITNESS WHEREOF, I have hereunto set my hand
this 30th day of January, 2003.

      /s/ James E. Ousley

      James E. Ousley

Subscribed and sworn to before me
this 30th day of January, 2003.

Elizabeth C. De Victoria
Notary Public

Elizabeth C. De Victoria
Commission #1251157
Notary Public - California
San Diego County
My Commission Expires Jan. 23, 2004